SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  -------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
         TO RULES 13D-1 (b) ( c ), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                          (Amendment No. ____________)




                           Hollywood Productions, Inc.

                                (Name of Issuer)



                         Common Stock, par value $.001

                         (Title of Class of Securities)



                                  436260 20 9

                                 (CUSIP Number)



                               September 10, 1996

            (Date of Event Which Requires Filing of this Statement)



     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

     [   ]        Rule 13d-1(b)
     [   ]        Rule 13d-(c)
     [X]          Rule 13d-1(d)















CUSP No.  __436260 20 9____       13G               Page    1    of    5   Pages
            -----------                                  --------   -------

1.       NAMES OF REPORTING PERSONS:   European Ventures Corp.

          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):  n/a


2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                                                              (b) [X]

3.       SEC USE ONLY


4.       CITIZENSHIP OR PLACE OF ORGANIZATION:  British Virgin Islands


NUMBER OF      5.       SOLE VOTING POWER:                          908,350
 SHARES
BENEFICIALLY   6.       SHARED VOTING POWER:                        0


 OWNED BY
     EACH      7.      SOLE DISPOSITIVE POWER:                     908,350
 REPORTING


PERSON WITH

               8.       SHARED DISPOSITIVE POWER



 9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

                                             908,350


10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
       CERTAIN SHARES*


11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:           33.8%


12.      TYPE OF REPORTING PERSON*                                  CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a).                 Name of Issuer:

Hollywood Productions, Inc.

Item 1(b).                 Address of Issuer's Principal Executive Offices:

14 East 60th Street, Room 402 New York, NY 10022

Item 2(a):                 Name of Person Filing:

European Ventures Corp.

Item 2(b).        Address of  Principal Business Offices or, if None, Residence:

P.O. Box 47
McNamara Chambers
Road Town, Tortola, British Virgin Islands

Item 2(c).                 Citizenship:

British Virgin Islands (Place of Incorporation)

Item 2(d).                 Title of Class of Securities:

Common Stock, par value $.001

Item 2(e).                 CUSIP Number:

436260 20 9

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or  13d-2(b) or
        (c), Check Whether the Person Filing is a:

(a) [ ] Broker or dealer registered under Section 15 of the Exchange Act.

(b) [ ] Bank as defined in Section 3(a)(6) of the Exchange Act.

(c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d) [ ] Investment company registered under Section 8 of the Investment Company Act.

(e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box.  [   ]

Item 4. Ownership.

Amount beneficially owned:

         908,350 shares of Common Stock, par value $.001

Percent of class:

         33.8%

Number of shares as to which such person has:

Sole power to vote or to direct the vote: 908,350 shares

Shared power to vote or to direct the vote: 0 shares

Sole power to dispose or to direct the disposition of: 908,350 shares

Shared power to dispose or to direct the disposition of: 0 shares


Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more that five percent of the class of securities, check the following [ ];

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

Not applicable.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.



July 17, 1998
(Date)


/s/ Ilan Arbel
(Signature)


Ilan Arbel, President
(Name/Title)